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                                                                    EXHIBIT 11

SIRROM CAPITAL CORPORATION

PER SHARE DATA
FOR THE QUARTER ENDING MARCH 31, 1997(1)
Net asset value, beginning of period                                $12.85
                                                                    ------
Net operating income                                                $  .40
Net realized and unrealized gains and
  losses on investments(2)                                          $ 4.41

Total from investments operations                                   $ 4.81

Less: Dividend on net investment income                             $  .29
      Distribution on realized capital gains                        $  .00
                                                                    ------

         Total distributions                                        $  .29

Net asset value, end of period                                      $17.37

Per share market value, end of period                               $36.25

Shares outstanding, end of period                               15,477,813

1.   All shown are based on shares outstanding per share data at end of period.

2. Per share net realized and unrealized gains or losses include the effect of stock issuances at per share prices in excess of the Company's per share net asset value.